Platinum Energy Resources, Inc.
                               25 Phillips Parkway
                           Montvale, New Jersey 07645
                                 (212) 581-2401


                                December 7, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  John Reynolds, Assistant Director
            Division of Corporate Finance

      Re:   Platinum Energy Resources, Inc. (the "Registrant")
            Registration Statement on Form S-4 (Registration No. 333-138488)
            ----------------------------------------------------------------

Dear Mr. Reynolds:

      Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests the withdrawal, effective immediately, of its Registration Statement on Form S-4, which was initially filed by the Registrant with the Securities and Exchange Commission (the "SEC") on November 7, 2006 (Commission File Number 333-138488) (the "Registration Statement"), together with all exhibits thereto. The Registrant requests such withdrawal on account of the SEC staff's position that the Registration Statement is not the appropriate filing given the nature of the transaction contemplated by the Registrant.

      This will also confirm, on behalf of the Registrant, that the Registration Statement was not declared effective by the SEC, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Securities Act.

      Please contact Eliezer Helfgott, Esq., the Registrant's legal counsel, at
(973) 643-5159 with any questions regarding this request for withdrawal.


                                                Very truly yours,

                                                PLATINUM ENERGY RESOURCES, INC.


                                                By: /s/ Barry Kostiner
                                                    ---------------------------
                                                    Barry Kostiner
                                                    Chief Executive Officer